Exhibit 99.1

Nano Dimension Expands EMEA Presence with New Resellers in
Belgium, the Netherlands, Luxemburg (Benelux) and Israel

SEIDO Systems and SU-PAD Partner with Nano Dimension to Offer Precision Additive Manufacturing Solutions for Electronics

NESS ZIONA, Israel, December 24, 2018 – Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today it has signed contracts with two EMEA-based resellers to market Nano Dimension’s award-winning DragonFly Pro additive manufacturing platform for printed electronics, in Belgium, the Netherlands, Luxemburg (the Benelux region) and Israel. Belgium-based SEIDO Systems and Israel-based SU-PAD join Nano Dimension’s thriving partner ecosystem across the globe. In addition, Nano Dimension announced that SEIDO Systems will purchase a DragonFly Pro system, which will be used for demonstrations and for training.

The addition of these two leading resellers deepens and widens Nano Dimension’s reach within the aerospace, defense, automotive, medical and commercial products sectors and strengthen its channel network in EMEA. Over the past year, Nano Dimension has been expanding its footprint with the appointment of leading resellers in EMEA, the United States and Asia, and has been shipping DragonFly Pro systems to customers around the world.

“The addition of these best-in-class resellers expands our partner coverage in new geographies, enabling us to better service local demand and provide more opportunities for product developers and electrical engineers to exploit the advantages of multi-material additive manufacturing for prototyping and short run manufacturing,” said Amit Dror, CEO Nano Dimension. “We are already seeing many new applications among our customer base in a wide range of industries, including defense, aerospace and consumer products.”

With locations in Belgium and the Netherlands, SEIDO Systems specializes in reselling Stratasys 3D printers and 3D production systems regionally to companies looking to harness 3D technologies for rapid prototyping and additive manufacturing. The addition of the DragonFly Pro to its portfolio enhances the services it offers while accelerating product development and production processes into digital transformation and industry 4.0 for its customers.

“We’ve been offering 3D printing solutions for years now, and to be able to add multi-material additive manufacturing capabilities into the mix -- combining metals and polymers in one print job -- will be game-changing for our customers and enables us to tackle a wider range of customer demands,” said Karl Wallecan, Manager at SEIDO Systems.

SU-PAD has over 20 years’ experience as a leading provider of professional additive manufacturing and automation solutions to a wide range of industries. As an existing reseller for Stratasys and Desktop Metal, the addition of DragonFly Pro to SU-PAD’s product line further boosts its existing additive manufacturing product portfolio to include the unique capability of combining conductive and dielectric materials in one print, enabling time and cost savings as well as agile development processes.

“The DragonFly Pro offers amazing functionality for electronics and great time savings,” said Ziv Sadeh, VP of Sales and Marketing at SU-PAD. “Companies can now have a complete solution, which is perfect for engineers looking for an in-house solution for rapid prototyping and custom manufacturing.”

Nano Dimension’s DragonFly Pro 3D printer transforms electronics development by helping companies reinvent their development processes and their products. The high-resolution system lets designers and engineers 3D print metal and polymer simultaneously. This technology enables IP-secure, in-house manufacturing or prototyping of HD functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and another innovative circuitry.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About Seido Systems

SEIDO was founded in 2004 as a metalworking company. In 2009, we expanded our business with selling professional 3D printers. That was the beginning of SEIDO Systems, which is a modern company, responsible for the sales of Stratasys 3D printers in Benelux. These printers use FDM & PolyJet technologies to produce parts in production-grade thermoplastics and photopolymers. In order to answer the needs of certain industries, we are happy to expand again with Nano Dimension. For more information, please visit www.seido-systems.com.

About SU-PAD

Established in 1987, SU-PAD specializes in supplying highly advanced manufacturing solutions. SU-PAD has successfully established its offering to include the representation of global leaders in the fields of professional 3D printing (Stratasys, Desktop Metal and Nano Dimension), plastic Injection molding Machines, Molds & Equipment, Ultrasonic and Laser welding, Robotics and Automation. SU-PAD provides practical solutions for entrepreneurs and manufacturers in diverse industries; from preliminary phases to actual implementation and after sales support.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, its growth potential and the benefits of working with new resellers. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

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